P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 OCT 21 AM 9:45

4 October 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02055514

82-2083

Dear Sirs

SUPPL

P&O COLD LOGISTICS ACHIEVES FURTHER CONSOLIDATION IN THE US

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Sandra Scott
Deputy Company Secretary

enc

dlw 10/28

P&O

Press Release

4 October 2002

P&O Cold Logistics Achieves Further Consolidation in the US

P&O announces that P&O Cold Logistics (POCL) has today signed contracts to further consolidate its presence in the US through the acquisition of certain refrigerated logistics assets of ProLogis. The acquisition price is approximately US$70 million, payable in cash on closing.

The acquisition will enable POCL to build on the strong positions it already enjoys in California and Texas. POCL will acquire eight cold storage facilities in California and two in Texas, totalling approximately 50 million cubic feet, as well as a significant distribution capability. It will make POCL the fourth largest operator of refrigerated warehouses in the US.

Managing Director of POCL, John Randall, said: "This acquisition is an important step in our strategy of extending our presence in the US by concentrating on areas with high growth prospects. It achieves consolidation within the local refrigerated logistics markets in which we operate and will make P&O the number one operator in both California and Texas. It will provide an excellent platform from which we can continue to provide unparalleled service to an expanded customer base."

The assets are acquired as part of a joint bid with Atlas Cold Storage USA Inc. Completion of the transaction is expected by the end of October 2002. Following the acquisition, POCL's US capacity will increase by 55%, reaching 140 million cubic feet of temperature-controlled space. Total distribution centre capacity across all POCL facilities worldwide will amount to 200 million cubic feet.

Further information: Peter Smith, Director, Communications and Strategy, P&O
+ 44 (0)20 7930 4343
John Randall, Managing Director, P&O Cold Logistics
+ 61 (0)2 9277 5200

Notes to editors:

1. P&O is a major international logistics and transport company. It is one of the world's pre-eminent container terminal companies. P&O provides contract and cold logistics services internationally, it owns half of P&O Nedlloyd, one of the world's largest container shipping lines, and is the leading ferry operator in the UK.

2. P&O Cold Logistics provides a full range of logistics services for temperature controlled products ranging from refrigerated warehousing to complex retail supply chain management. It has a strong market position in the US and Australasia. At 30 June 2002, P&O Cold Logistics had net operating assets of £181.7 million and for the half year to 30 June 2002 reported turnover of £69.4 million and an operating profit of £7.2 million.

3. The assets to be acquired are operated by CS Integrated LLC which is owned by ProLogis, a real estate investment trust listed in the US. Atlas Cold Storage USA Inc. is the operating arm of a Canadian listed vehicle, Atlas Cold Storage Income Trust.

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